Exhibit 12.1

AIRTRAN HOLDINGS INC.

EXHIBIT 12.1—STATEMENT RE; COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31
	2001	2002	2003	2004	2005	2006
Income (loss) before taxes and cumulative effect of change in accounting principle	$1,140	$9,959	$87,164	$1,6,680	$13,024	$25,929
Amortization of capitalized interest	5,413	4,091	1,664	4,922	8,550	12,943
Interest including interest capitalized	45,466	34,084	42,645	26,782	37,504	64,392
Less interest capitalized during the period	(8,025)	(4,781)	(2,085)	(7,354)	(15,330)	(26,474)
Interest portion of rent expense	33,368	64,403	98,162	112,418	135,965	156,799

Earnings	$77,362	$107,756	$227,550	$153,448	$179,713	$233,589

Interest including interest capitalized	$45,466	$34,084	$42,645	$26,782	$37,504	$64,392
Interest portion of rent expense	33,368	64,403	98,162	112,418	135,965	156,799

Fixed Charges	$78,834	$98,487	$140,807	$139,200	$173,469	$221,191

Ratio of Earnings to Fixed Charges	(1.0)	1.1	1.6	1,2	1.0	1.1

(1)	For the year ended December 31, 2001, our earnings were insufficient to cover our fixed charges by $1.5 million.